Exhibit 99.1

Mountain Province announces key dates for the plan of arrangement with Kennady Diamonds Inc.

Shares Issued and Outstanding: 80,715,558
TSX: MPV
NYSE-MKT: MDM

Record date: July 5, 2012
Effective date: July 6, 2012

TORONTO AND NEW YORK, June 25, 2012 /CNW/ - Mountain Province Diamonds Inc. (TSX: MPV, NYSE-MKT: MDM) ("Mountain Province" or the "Company") is pleased to announce that July 5, 2012 has been established as the record date in respect of the previously announced plan of arrangement (the "Arrangement"). The Effective Date has been set as July 6, 2012. Subject to final approval of the TSX Venture Exchange ("TSX-V"), it is anticipated that the shares of Kennady Diamonds Inc. ("Kennady Diamonds") will commence regular trading on the TSX-V on July 10, 2012.

Under the Arrangement Mountain Province will transfer the Kennady North property and working capital in the amount of approximately C$3M to Kennady Diamonds and distribute the shares of Kennady Diamonds to Mountain Province shareholders on the basis of one Kennady Diamonds share for every five shares of Mountain Province held by shareholders. The Arrangement is described in detail in the Company's information circular dated March 29, 2012, (the "Circular") and any capitalized terms otherwise not defined in this press release shall have the meaning as set out in the Circular.

Mountain Province shareholders voted in favour of the special resolution on April 25, 2012, approving the Arrangement. The Court issued a final order approving the Arrangement on April 30, 2012. The Arrangement also received conditional approval of the Toronto Stock Exchange on May 25, 2012.  The TSX-V conditionally approved the listing of the Kennady Diamonds shares on June 8, 2012.

No action is required by Mountain Province shareholders in order to receive shares of Kennady Diamonds, and Mountain Province shareholders will retain their Mountain Province share certificates. Shareholders entitled to receive Kennady Diamonds' shares will receive evidence of the electronic registration of ownership of the Kennady Diamonds shares under the Direct Registration System adopted by the Transfer Agent, as soon as practicable following the Effective Date.

Once Kennady Diamonds is listed on the TSX-V, the company intends to pursue a listing on the OTCQX in the United States.

Investors are encouraged to consult with their financial advisors regarding the specific implications of buying or selling shares of Mountain Province on or before the record date of July 5, 2012.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Mountain Province also controls 100% of the Kennady North Diamond Project adjacent to the De Beers JV property. Kennady North hosts three known diamondiferous kimberlites and a number of unexplained kimberlite mineral indicators.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

FORWARD LOOKING INFORMATION

This news release includes certain information that may constitute "forward-looking information" under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof.      The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) has reviewed or accepts responsibility for the adequacy or accuracy of this release.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562
E-mail: info@mountainprovince.com
www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 16:51e 25-JUN-12